1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date February 12, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

A RESOLUTION FOR APPROVING THE PROPOSED ISSUANCE OF
LONG-TERM CORPORATE BONDS BY THE COMPANY UNDER
SPECIAL RESOLUTION NO.2 OF
THE NOTICE OF SPECIAL GENERAL MEETING

This announcement is issued for the purpose of informing the Shareholders that, in accordance with the relevant procedural requirements under applicable PRC laws and regulations and the Company's articles of association, Chinalco, the Company's controlling Shareholder, has proposed a resolution for considering and, if appropriate, approving the proposed issuance of long-term corporate bonds by the Company in the principal amount of up to RMB 5 billion, for Shareholders' approval by way of a special resolution at the SGM. The Original Proxy Form has been revised to include the proposed resolution as Special Resolution No. 2.

The Revised Form of Proxy will as soon as practicable be issued and despatched to the Shareholders together with a copy of this announcement. The Original Form of Proxy in the form previously distributed by the Company together with the Notice of SGM (dated 27 December 2006) that have been duly completed and timely submitted by the Shareholders will still be considered valid proxies for the SGM unless the Company receives a duly completed proxy on the Revised Form of Proxy. Shareholders using the Original Form of Proxy, however, will not be able to vote in respect of Special Resolution No. 2.

A notice convening the forthcoming special general meeting of the Company ("SGM") to be held at 10:00a.m. on 27 February 2007 at the Conference Room on 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China to consider and, if appropriate, to approve the Continuing Connected Transactions for the three financial years ending 31 December 2009 and the proposed amendments to the articles of association of the Company, was despatched, together with a circular, to the shareholders of the Company (the "Shareholders") on 27 December 2006 (the "Notice of SGM").

The board of directors of the Company (the "Board") announces that in accordance with the relevant procedural requirements under applicable PRC laws and regulations and the Company's articles of association, Aluminum Corporation of China ("Chinalco"), the controlling Shareholder of the Company holding approximately 39.59% of the issued share capital of the Company at the time of this announcement, has proposed a resolution for considering and, if appropriate, approving the proposed issuance of long-term corporate bonds by the Company in the principal amount of up to RMB5 billion, for Shareholders' approval by way of a special resolution at the SGM. The Board hereby announces that the proposed Special Resolution No.2 as set out below in full will be considered and voted upon by the Shareholders as a special resolution at the SGM. The Original Proxy Form has been revised to include the proposed resolution as Special Resolution No. 2.

SPECIAL RESOLUTION NO.2 IN FULL

"2.

THAT (i) approval be given to the Company to issue long-term corporate bonds in the People's Republic of China in the principal amount of up to RMB5 billion during the period from the date when approval from the Company's shareholders is obtained and expiring at the conclusion of the annual general meeting of the Company for the year ending 31 December 2007; and

THAT (ii) the Company's board of directors or any person authorised by the Company's board of directors to decide the timing of and to determine and finalise the details, terms and conditions of, and any relevant matters in relation to, the proposed issuance of long-term corporate bonds in accordance with the need of the Company and the market conditions, including the final principal amount and interests of the long-term corporate bonds to be issued within the prescribed scope as set out in (i) above, to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its proposed issuance of long-term corporate bonds or any matter incidental thereto."

The Directors believe that the proposed issuance of long-term corporate bonds will provide the Company with a lower financing cost and is in the interests of the Company and its Shareholders as a whole. Proceeds from the proposed issuance of long-term corporate bonds are expected to be used to finance major aluminum refining and smelting projects of the Company.

Subject to Shareholders' approval, the Company will, if required or as otherwise considered appropriate, make further announcement when the proposed issuance of long-term corporate bonds takes place.

Save for the inclusion of the proposed Special Resolution No.2 set out above, there are no other changes to resolutions to be considered and approved at the SGM which the Board would like to draw the Shareholders' attention.

GENERAL INFORMATION

In light of the proposed Special Resolution No. 2 to be voted upon at the SGM as outlined above, a revised proxy form for use at the SGM (the "Revised Form of Proxy") will as soon as practicable be issued and despatched to the Shareholders together with a copy of this announcement. Whether or not you are able to attend the SGM, you are requested to complete, sign and return the Revised Form of Proxy for the SGM in accordance with the instructions printed thereon. Proxies in the form previously distributed by the Company together with the notice of SGM (dated 27 December 2006) (the "Original Form of Proxy") and that have been duly completed and timely submitted by the Shareholders will still be considered valid proxies for the SGM unless the Company receives a duly completed proxy on the Revised Form of Proxy not less than 24 hours before the time for holding the SGM or any adjournment thereof in order for such proxies to be valid. If the Company receives, in addition to a duly completed Original Form of Proxy, a duly completed proxy on the Revised Form of Proxy only for Special Resolution No.2, the Company will consider the proxies on the Original Form of Proxy and the Revised Form of Proxy valid. Shareholders using the Original Form of Proxy, however, will not be able to vote in respect of Special Resolution No.2.

To be valid, for holders of H Shares of the Company, the Revised Form of Proxy, and if the Revised Form of Proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 24 hours before the time for holding the SGM or any adjournment thereof in order for such documents to be valid.

Each holder of Domestic Shares of the Company is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on its behalf at the SGM. The Revised Form of Proxy or other documents of authority must be delivered to the Office of the Secretary to the Board at No.62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082, not less than 24 hours before the time for holding the SGM or any adjournment thereof in order for such documents to be valid.

Completion and return of the Revised Form of Proxy will not preclude you from attending and voting at the meeting should you so wish.

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, 9 February 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary